SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Amendment No. 2
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

PHARMA-BIO SERV, INC.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

71711N 10 0

(CUSIP Number)

Elizabeth Plaza
Pharma-Bio Serv, Inc.
6 Road 696
Dorado, Puerto Rico 00646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2009

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71711N 10 0	13D	Page 2 of 5

1	NAME OF REPORTING PERSONS Elizabeth Plaza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 10,614,451*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,544,174*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,614,451*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 47.82%
14	TYPE OF REPORTING PERSON IN

* Includes a vested option to purchase 83,333 shares of common stock and vested warrants to purchase 1,361,600 shares of common stock.

CUSIP No. 71711N 10 0	13D	Page 3 of 5

This Amendment No. 2 (the “Amendment”) amends and supplements the Statement on Schedule 13D filed on July 11, 2008, and amended on August 10, 2009, by Elizabeth Plaza relating to the common stock of Pharma-Bio Serv, Inc. (the “Company”).

ITEM 1. SECURITY AND ISSUER

Item 1 is deleted in its entirety and replaced with the following text:

This statement relates to shares of common stock, par value $0.0001 per share ("common stock"), of Pharma-Bio Serv, Inc. a Delaware corporation (the "Company") having its principal executive offices at 6 Road 696, Dorado, Puerto Rico 00646.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is deleted in its entirety and replaced with the following text:

This Schedule is being filed by Elizabeth Plaza, the Chief Executive Officer, President and Director of the Company (the "Reporting Person"). The business address for the Reporting Person is c/o Pharma-Bio Serv, Inc, 6 Road 696, Dorado, Puerto Rico 00646. During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws. The Reporting Person is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended by adding the following paragraph to the end of the item:

On December 29, 2009, Ms. Plaza acquired for investment purposes 2,482,574 shares of the Company's common stock and warrants to purchase a total of 1,361,600 shares of the Company's common stock in a private transaction with Barron Partners LP for an aggregate purchase price of $496,515. The warrants were included in the purchase of 2,482,574 shares for a purchase price of $.20 per share. The warrants to purchase a total of 1,361,600 shares of the Company's common stock consists of the following (1) a warrant to purchase 680,800 shares of common stock at an exercise price of $1.10 with an expiration date of January 25, 2011  and (2) a warrant to purchase 680,800 shares of common stock at an exercise price of $1.65 with an expiration date of January 25, 2011.  Ms. Plaza used her own personal funds for this transaction.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is amended by adding the following paragraph to the end of the item:

CUSIP No. 71711N 10 0	13D	Page 4 of 5

On December 29, 2009, Ms. Plaza acquired for investment purposes 2,482,574 shares of the Company's common stock and warrants to purchase a total of 1,361,600 shares of the Company's common stock in a private transaction with Barron Partners LP for an aggregate purchase price of $496,515. The warrants were included in the purchase of 2,482,574 shares for a purchase price of $.20 per share. The warrants to purchase a total of 1,361,600 shares of the Company's common stock consists of the following (1) a warrant to purchase 680,800 shares of common stock at an exercise price of $1.10 with an expiration date of January 25, 2011  and (2) a warrant to purchase 680,800 shares of common stock at an exercise price of $1.65 with an expiration date of January 25, 2011.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is deleted in its entirety and replaced with the following text:

(a)  As of January 11, 2010, the Reporting Person beneficially owns 10,614,451 shares of common stock, constituting 47.82% of the Company’s issued and outstanding common stock (based on 20,751,215 shares issued and outstanding as of January 8, 2010).

(b)  The Reporting Person has sole voting power over 10,614,451 shares of the Company's common stock, which includes 4,099,241 shares directly owned by the Reporting Person, a vested option to purchase 83,333 shares held by the Reporting Person, vested warrants to purchase 1,361,600 shares and 5,070,277 shares in which the Reporting Person has been granted a voting proxy.  In connection with the MBE Certification, Venturetek LP, LDP Family Partnership LP  and Krovim, LLC gave the Reporting Person proxies to vote their shares.  These proxies expire on July 1, 2010, unless the MBE certification expires sooner.  The Reporting Person has sole dispositive power over 5,544,174 shares of the Company's common stock which includes 4,099,241 shares directly owned by the Reporting Person, a vested option to purchase 83,333 shares and, vested warrants to purchase 1,361,600 shares held by the Reporting Person.

(c)  Except as otherwise disclosed herein, the Reporting Party has not effected any other transactions in the common stock during the past 60 days.

(d) and (e)  Not applicable.

CUSIP No. 71711N 10 0	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2010

/s/ Elizabeth Plaza
Elizabeth Plaza